Terminal Drive, Plainview, New York 11803 • Phone (516) 677-0200 • Fax (516) 677-0380 • Internet www.veeco.com

January 12, 2009

By EDGAR

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Re:	Veeco Instruments Inc.
Form 10-K for the Year Ended December 31, 2007 Filed February 28, 2008
File No. 000-16244

Dear Mr. Vaughn:

This letter is submitted by Veeco Instruments Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the year ended December 31, 2007, filed February 28, 2008 (File No. 000-16244), as set forth in your letter to John F. Rein, Jr. dated January 8, 2009.

The text of the comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2007

Index to Consolidated Financial Statements, page F-1

Note 1.  Description of Business and Significant Accounting Policies, page F-9

-Goodwill and Other Indefinite-Lived Intangibles, page F-12

1.   We note your response to our prior comment 7.  Please address the following within your Critical Accounting Policies section of MD&A in future filings:

•    Disclose the reporting unit levels at which you test goodwill for impairment and your basis for that determination.

•    Since you use the discounted cash flow method, please disclose why management selected this method as being most meaningful.

Solutions for a Nanoscale World

Kevin L. Vaughn Securities and Exchange Commission	2	January 12, 2009

•    Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•    To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclosure the reasons for the changes and the impact of the changes

RESPONSE:

The Company acknowledges the Staff’s comment and in future filings will include these additional disclosures in our Critical Accounting Policies section in MD&A.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (516) 677-0200 x1300 with any further comments or questions you may have.

Sincerely,

VEECO INSTRUMENTS INC.

/s/ John F. Rein, Jr.

John F. Rein, Jr.
Executive Vice President and
Chief Financial Officer
Veeco Instruments Inc.

cc: Tara L. Harkins (by fax)